UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
July 24, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 24, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY APPOINTS FINANCIAL DIRECTOR DESIGNATE
Johannesburg. Friday, 24 July. Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce that following a comprehensive executive search process for a Financial Director, Hannes Meyer has been appointed to Harmony’s Executive Management team as Financial Director Designate with effect from 1 August 2009.
Frank Abbott, Harmony’s Interim Financial Director since August 2007, has given notice of his early retirement. Frank will hand over his financial director’s responsibilities to Hannes on 1 November 2009, on which day Hannes will be appointed to Harmony’s Board as Financial Director. Frank will remain on the Harmony Board as an executive director responsible for strategic planning up to the end of December 2009, after which he will serve as non-executive director of Harmony.
Hannes is a 39 year-old, qualified chartered accountant with more than 13 years experience in the mining industry. Having first worked at Randgold Resources Limited’s mining operations in Mali, Hannes joined AngloGold Ashanti (“AngloGold”) Limited and was later appointed Senior Financial Manager: Business Development. He spent seven years with AngloGold during which he gained extensive experience in all facets of corporate finance. Hannes then joined TEAL Exploration & Mining Incorporated (“TEAL”) as Chief Financial Officer and was appointed as Acting Chief Executive Officer of TEAL in 2008.
Harmony’s Chief Executive Officer, Graham Briggs says, “Hannes not only has vast financial experience, but is also very familiar with the mining industry. We searched for an individual with financial engineering abilities and Hannes was by far the strongest candidate. I am pleased that Frank has agreed to stay on to ensure an effective hand-over and continuity of the financial responsibilities.”
end.
Issued by Harmony Gold Mining Company Limited
24 July 2009
For more details contact:
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
or
Marian van der Walt
Executive: Corporate and Investor Relations
on +27(0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228
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